SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)1

TASEKO MINES LTD.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

87651106
(CUSIP Number)

Geologic Resource Partners, LLC
535 Boylston Street, Top Floor
Boston, MA 02116
Attn: Julie Siegel
Tel: (617) 849-8922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 87651106

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Partners, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,889,474 Shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,889,474 Shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,889,474 Shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%**
14.		TYPE OF REPORTING PERSON OO

*	Represents shares held as of January 5, 2016.

**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Partners, LLC as of January 5, 2016, and as the denominator, 221,808,638 shares of common stock represented as outstanding by the Issuer as of November 10, 2015 as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 12, 2015.

Cusip No. 87651106

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2015 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of Schedule 13D are hereby amended as follows.

Item 5.    Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read in their entirety as follows:

(a) and (b)  The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D. This information is based on a total of 221,808,638 shares of Common Stock outstanding as of November 10, 2015, as reported in the Issuer’s Report on Form 6-K filed with the Commission on November 12, 2015.

As of January 5, 2016, the Reporting Persons collectively owned an aggregate of 5,889,474 shares of Common Stock or approximately 2.65% of the outstanding Common Stock of the Issuer.  As of January 5, 2016 (i) GRF LP owned 1,808,256 or .815%; (ii) GRO Ltd owned 2,821,498 or 1.27% and (iii) GRF Ltd. owed 1,259,720 or .567%.

GRI, as the Manager and a Member of GRP, LLC, indirectly beneficially owns the securities held by the Funds and GRO LP.

Mr. Ireland, as the Manager and Member of GRI, LLC may be deemed to indirectly beneficially owns the securities held by the Funds, GRP LLC and GRI.

Each of the Funds act by and through GRP, LLC in its capacity as either General Partner or Investment Manager.  GRP LLC acts by and through is Manager, GRI.  GRI acts by and through its Manager, Mr. Ireland.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

(c)           On January 5, 2016 the Reporting Persons sold 7,718,500 shares of Common Stock in open market transactions at a price per share of $3.001.

Item 5(e) is hereby amended and restated to read in its entirety as follows:

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on January 5, 2016.

Cusip No. 87651106

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2016

GEOLOGIC RESOURCE PARTNERS, LLC

By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer